Exhibit (d)(4)

BCS FINANCIAL SERVICES CORPORATION

July 20, 2011

Mr. Richard Hoerner

Managing Director

BlackRock Advisors, LLC

100 Bellevue Parkway

Wilmington, Delaware 19809

Re:	Portfolio Yield Fee Waivers

Dear Rich:

In recognition of the unusual conditions that exist in the money markets, BCS Financial Services Corporation (“BCS”) and BlackRock Advisors, LLC (“BlackRock”) have agreed to the following fee waivers with regard to the Money Market Portfolio (the “Portfolio”) of Plan Investment Fund, Inc. (“PIF”). These fee waivers are in addition to any other fee waivers in effect with respect to the Portfolio (the “Other Fee Waivers”).

1. BCS agrees that if for any day, after giving effect to the Other Fee Waivers, the yield of the Portfolio, after giving effect to all expenses, including without limitation, any extraordinary expenses (the “Portfolio Yield”), would be less than 0.01%, BCS shall waive that portion of its fees for such day so that after giving effect to such waiver and the Other Fee Waivers, the Portfolio Yield for such day would be not less than 0.01%. BCS agrees that if after giving effect to such waiver and the Other Fee Waivers, the Portfolio Yield for such day would be less than 0.01%, BCS shall waive all of its fees for such day. (The fee waiver by BCS described in this paragraph 1 is referred to below as the “BCS Fee Waiver.”)

2. BlackRock agrees that if for any day, after giving effect to the Other Fee Waivers and the BCS Fee Waiver, the Portfolio Yield would be less than 0.01%, BlackRock shall waive that portion of its fees for such day so that after giving effect to such waiver, the Other Fee Waivers and the BCS Fee Waiver, the Portfolio Yield for such day would be not less than 0.01%. BlackRock agrees that if after giving effect to such waiver, the other Fee Waivers and the BCS Fee Waiver, the Portfolio Yield for such day would be less than 0.01%, BlackRock shall waive all of its fees for such day.

BCS and BlackRock hereby agree with each other and with PIF that neither BCS nor BlackRock may terminate this Agreement or any provision hereof prior to May 1, 2012 (the “Fee Agreement Date”), without the consent of the Board of Trustees of PIF.

BCS, BlackRock and PIF further agree that the Fee Agreement Date shall be extended for successive one year periods, without any action on the part of any party hereto, unless not less

Mr. Richard Hoerner

July 20, 2011

than 90 days prior to the Fee Agreement Date or any extended Fee Agreement Date, as applicable, BCS, BlackRock or PIF shall have given written notice to the other parties hereto that the Fee Agreement Date or any extended Fee Agreement Date, as applicable, shall not be extended.

Please indicate your agreement to the foregoing fee waivers by signing and returning a copy of this letter.

Sincerely,

/s/ Dale E. Palka

     Dale E. Palka

     Senior Vice President

Agreed and Accepted:

BLACKROCK ADVISORS, LLC

By:	/s/ Richard Hoerner
Name: Richard Hoerner Title: Managing Director

Dated: July 20, 2011

PLAN INVESTMENT FUND, INC.

By:	/s/ Joseph S. Castellon
Name: Joseph S. Castellon Title: Treasurer

Dated: July 20, 2011